March 20, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

      Re:   Compliance Systems Corporation
            Registration Statement on Form SB-2
            Filed on February 15, 2006
            File No. 333-131862

Ladies and Gentlemen:

      Please note, this request for withdrawal was erroneously filed as correspondence (and not as a Form RW) on March 7, 2006. This filing error was caused by the EDGAR service company retained by Compliance Systems Corporation (the "Registrant"), and did not result from any error by the Registrant. This error was discovered on March 17, 2006 by the Registrant.

      Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") for an order permitting the Registrant to withdraw the Registration Statement on Form SB-2 filed by the Registrant on February 15, 2006 (the "Registration Statement"). The Registrant is requesting the withdrawal because the Registration Statement did not contain updated financial statements as required by Item 310 of Regulation S-B and by Form SB-2.

      No securities were sold in connection with the Registration Statement.

      The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

      Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable.

      If you have any questions or comments regarding the foregoing application for withdrawal, please contact Clayton E. Parker, Esq. or Christopher J. DeLise, Esq., legal counsel to the Registrant, at 305-539-3300. Please provide a copy of the Order consenting to this withdrawal to Messrs. Parker and DeLise by facsimile at 305-358-7095. Thank you for your assistance.

Sincerely,

/s/ Dean Garfinkel
-----------------------------------------
Dean Garfinkel
President and Principal Executive Officer